Exhibit 99.2

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel. : (33) 1 47 44 58 53

Fax : (33) 1 47 44 58 24

Martin DEFFONTAINES

Matthieu GOT

Karine KACZKA

Robert PERKINS

Magali PAILHE

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Reorganization of Upstream and Supply-Marketing segments

Information of business segments restated

for 2010, 2011 and 2012 for Upstream and Supply-Marketing

Paris, October 15, 2012 -Through June 30, 2012, the Group’s Upstream and Supply-Marketing segments were defined as follows:

•	Upstream included the Exploration and Production of hydrocarbons as well as the activities of Gas and New Energies ;

•	Supply-Marketing included the Group’s worldwide businesses of supplying and marketing petroleum products.

In November, 2011, the Group launched a study on the organization of the business activities of Gas and New Energies. Following the information-consultation procedure concerning affected personnel, this reorganization became effective on July 1, 2012, and the Group’s Upstream and Supply-Marketing segments are now defined as follows:

•	Upstream includes the Exploration and Production of hydrocarbons as well as the activities of Gas & Power ;

•	Supply-Marketing includes the Group’s worldwide businesses of supplying and marketing petroleum products as well as the activities of New Energies.

As a result, information by business segment for certain periods has been restated according to this new and current organization as of July 1, 2012. For informational purposes, an extract of annual restated business segment information for 2010 and 2011 and quarterly restated business segment information for 2011 and 2012 regarding the Upstream and Supply-Marketing segments is provided in the following pages.

* * * * *

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com

UPSTREAM

TOTAL

(unaudited)

(M€)	2010	1Q11	2Q11	3Q11	4Q11	2011	1Q12	2Q12	1H12
Non-Group sales	18 526	6 144	5 165	4 770	6 132	22 211	6 177	4 977	11 154
Intersegment sales	22 540	6 939	6 341	6 571	7 450	27 301	8 234	7 751	15 985
Excise taxes	—	—	—	—	—	—	—	—	—

Revenues from sales	41 066	13 083	11 506	11 341	13 582	49 512	14 411	12 728	27 139
Operating expenses	(18 230)	(5 922)	(5 057)	(4 904)	(6 011)	(21 894)	(6 539)	(6 190)	(12 729)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5 345)	(1 240)	(1 100)	(1 262)	(1 437)	(5 039)	(1 393)	(1 513)	(2 906)

Operating income	17 491	5 921	5 349	5 175	6 134	22 579	6 479	5 025	11 504
Equity in net income (loss) of affiliates and other items	1 548	358	542	974	324	2 198	543	448	991
Tax on net operating income	(10 146)	(3 532)	(3 281)	(3 420)	(3 333)	(13 566)	(3 986)	(2 911)	(6 897)

Net operating income	8 893	2 747	2 610	2 729	3 125	11 211	3 036	2 562	5 598
Net cost of net debt
Non-controlling interests

Net income

Adjustments (a) (M€)	2010	1Q11	2Q11	3Q11	4Q11	2011	1Q12	2Q12	1H12
Non-Group sales	—	84	(55)	(14)	30	45	(25)	11	(14)
Intersegment sales	—	—	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—	—	—

Revenues from sales	—	84	(55)	(14)	30	45	(25)	11	(14)
Operating expenses	—	—	—	—	—	—	—	(18)	(18)
Depreciation, depletion and amortization of tangible assets and mineral interests	(203)	—	—	(75)	—	(75)	—	—	—

Operating income (b)	(203)	84	(55)	(89)	30	(30)	(25)	(7)	(32)
Equity in net income (loss) of affiliates and other items	192	—	168	554	(40)	682	—	—	—
Tax on net operating income	275	(212)	10	(124)	283	(43)	5	9	14

Net operating income (b)	264	(128)	123	341	273	609	(20)	2	(18)
Net cost of net debt
Non-controlling interests

Net income

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect

On operating income	—	—	—	—	—	—	—	—	—
On net operating income	—	—	—	—	—	—	—	—	—

Adjusted (M€) (a)	2010	1Q11	2Q11	3Q11	4Q11	2011	1Q12	2Q12	1H12
Non-Group sales	18 526	6 060	5 220	4 784	6 102	22 166	6 202	4 966	11 168
Intersegment sales	22 540	6 939	6 341	6 571	7 450	27 301	8 234	7 751	15 985
Excise taxes	—	—	—	—	—	—	—	—	—

Revenues from sales	41 066	12 999	11 561	11 355	13 552	49 467	14 436	12 717	27 153
Operating expenses	(18 230)	(5 922)	(5 057)	(4 904)	(6 011)	(21 894)	(6 539)	(6 172)	(12 711)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5 142)	(1 240)	(1 100)	(1 187)	(1 437)	(4 964)	(1 393)	(1 513)	(2 906)

Adjusted operating income	17 694	5 837	5 404	5 264	6 104	22 609	6 504	5 032	11 536
Equity in net income (loss) of affiliates and other items	1 356	358	374	420	364	1 516	543	448	991
Tax on net operating income	(10 421)	(3 320)	(3 291)	(3 296)	(3 616)	(13 523)	(3 991)	(2 920)	(6 911)

Adjusted net operating income	8 629	2 875	2 487	2 388	2 852	10 602	3 056	2 560	5 616
Net cost of net debt
Non-controlling interests

Ajusted net income

(a) Except for per share amounts.

(M€)	2010	1Q11	2Q11	3Q11	4Q11	2011	1Q12	2Q12	1H12
Total expenditures	13 049	5 214	5 888	3 426	6 134	20 662	5 306	4 227	9 533
Total divestments	2 067	335	921	936	399	2 591	748	234	982
Cash flow from operating activities	15 617	4 654	4 801 *	4 042 *	3 547	17 044	5 766	5 298	11 064

*	Reclassification of -823 M€ in the 2nd quarter, and +823 M€ in the 3rd quarter of intercompany transactions with no impact on the total of cash flow from operating activities

SUPPLY MARKETING

TOTAL

(unaudited)

(M€)	2010	1Q11	2Q11	3Q11	4Q11	2011	1Q12	2Q12	1H12
Non-Group sales	75 580	20 489	20 754	22 124	21 958	85 325	21 852	21 519	43 371
Intersegment sales	677	239	158	218	190	805	231	222	453
Excise taxes	(16 616)	(3 952)	(4 038)	(4 136)	(3 655)	(15 781)	(3 588)	(3 686)	(7 274)

Revenues from sales	59 641	16 776	16 874	18 206	18 493	70 349	18 495	18 055	36 550
Operating expenses	(57 613)	(16 208)	(16 395)	(17 766)	(18 027)	(68 396)	(17 988)	(17 764)	(35 752)
Depreciation, depletion and amortization of tangible assets and mineral interests	(506)	(115)	(112)	(129)	(140)	(496)	(122)	(189)	(311)

Operating income	1 522	453	367	311	326	1 457	385	102	487
Equity in net income (loss) of affiliates and other items	208	37	(37)	118	(495)	(377)	(69)	(14)	(83)
Tax on net operating income	(545)	(120)	(128)	(93)	(97)	(438)	(156)	(62)	(218)

Net operating income	1 185	370	202	336	(266)	642	160	26	186
Net cost of net debt
Non-controlling interests

Net income

Adjustments (a) (M€)	2010	1Q11	2Q11	3Q11	4Q11	2011	1Q12	2Q12	1H12
Non-Group sales	—	—	—	—	—	—	—	—	—
Intersegment sales	—	—	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—	—	—

Revenues from sales	—	—	—	—	—	—	—	—	—
Operating expenses	212	210	20	(1)	42	271	63	(148)	(85)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—	(1)	(1)	—	(46)	(46)

Operating income (b)	212	210	20	(1)	41	270	63	(194)	(131)
Equity in net income (loss) of affiliates and other items	45	7	(49)	148	(469)	(363)	(21)	(8)	(29)
Tax on net operating income	(53)	(69)	(3)	(6)	—	(78)	(22)	47	25

Net operating income (b)	204	148	(32)	141	(428)	(171)	20	(155)	(135)
Net cost of net debt
Non-controlling interests

Net income

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect

On operating income	228	210	34	9	34	287	63	(146)	(83)
On net operating income	169	148	27	3	22	200	40	(99)	(59)

Adjusted (M€) (a)	2010	1Q11	2Q11	3Q11	4Q11	2011	1Q12	2Q12	1H12
Non-Group sales	75 580	20 489	20 754	22 124	21 958	85 325	21 852	21 519	43 371
Intersegment sales	677	239	158	218	190	805	231	222	453
Excise taxes	(16 616)	(3 952)	(4 038)	(4 136)	(3 655)	(15 781)	(3 588)	(3 686)	(7 274)

Revenues from sales	59 641	16 776	16 874	18 206	18 493	70 349	18 495	18 055	36 550
Operating expenses	(57 825)	(16 418)	(16 415)	(17 765)	(18 069)	(68 667)	(18 051)	(17 616)	(35 667)
Depreciation, depletion and amortization of tangible assets and mineral interests	(506)	(115)	(112)	(129)	(139)	(495)	(122)	(143)	(265)

Adjusted operating income	1 310	243	347	312	285	1 187	322	296	618
Equity in net income (loss) of affiliates and other items	163	30	12	(30)	(26)	(14)	(48)	(6)	(54)
Tax on net operating income	(492)	(51)	(125)	(87)	(97)	(360)	(134)	(109)	(243)

Adjusted net operating income	981	222	234	195	162	813	140	181	321
Net cost of net debt
Non-controlling interests

Ajusted net income

(a) Except for per share amounts.

(M€)	2010	1Q11	2Q11	3Q11	4Q11	2011	1Q12	2Q12	1H12
Total expenditures	1 019	109	1 132	48	545	1 834	198	212	410
Total divestments	83	21	27	1 380	527	1 955	45	20	65
Cash flow from operating activities	1 105	(55)	(54)	516	134	541	(444)	(140)	(584)